September 22, 2009

Scott T. Freeman
708 Willis Point Drive
Allen, TX 75013

Dear Scott:

I have enjoyed our conversations with you regarding your background and operations related employment opportunity with Sharps Compliance, Inc. (“Sharps” or the “Company”). We are pleased to offer you the position of Vice President of Operations with Sharps reporting directly to the CEO. The offer is contingent upon, (i) your acceptance of the terms and conditions of employment, (ii) completion, to the Company’s sole satisfaction, of reference and background checks and (iii) results of drug testing to the Company’s sole satisfaction.

Your compensation will include a base salary of $6,346.15 per pay period (twenty-six pay periods per year). As an employee of Sharps, you will be eligible to participate in the Company’s group benefit program which includes: group health, vision, dental, disability insurance and 401(k). A summary description of the program, including employee premiums, is included with this letter.

You will receive a grant of 25,000 options to purchase the Company’s common stock subsequent to the first ninety (90) days of your employment (subject to continued employment). Stock option grants are subject to Board of Director approval and the terms of the Sharps Compliance Corp. 1993 Stock Plan (“Plan”). Additionally and under the Plan, the strike price of stock option grants is equal to the price of the Company’s common stock (as traded on NASDAQ) at the end of the day on the grant date (versus initial employment date).  You will be entitled to a Discretionary Annual Bonus approved by the Board of Directors.  Sharps will provide you a lump sum payment of $15,000 after completion of your move to Houston.

This offer does not constitute an employment contract or guarantee of employment for any specific period of time since the Company is an “at-will” employer.  At-will employment means that either you or the Company, with or without cause and with or without prior notice, may terminate the employment relationship at any time.  Additionally, your employment will be subject to the Company’s policies and procedures, a copy of which will be provided to you when you join the Company.  Finally, you agree to enter into a non-compete and confidentiality agreement consistent with the attached Exhibit I.

We are pleased to offer you this opportunity and are confident that you will make a measurable contribution to the Company. Should the above be acceptable to you, please, (i) sign your acceptance of this offer of employment and (ii) complete and sign the attached Application of Employment including drug testing and release of information consents. Both items should be faxed to the attention of Lynn Carnes at 713-660-3583.

Your initial date of employment, subject to the conditions as outlined in this letter, will be as mutually agreed but no later than October 1, 2009.

Should you have any questions, please feel free to call me at 713-660-3515 or 832-407-4322.

Sincerely,

Burton J. Kunik Chairman of the Board & CEO Attachments	Accepted and Agreed: _____________________________ Scott T. Freeman Date

Sharps Compliance Inc.   9220 Kirby Drive   Suite 500  Houston, TX 77054
Telephone  713 432 0300    Fax 713 838 0508    Website   www.sharpsinc.com